UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16119P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,107,375 (2)
	8.	Shared Voting Power 3,636,715 (3) (4)
	9.	Sole Dispositive Power 54,107,375 (2)
	10.	Shared Dispositive Power 3,636,715 (3) (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,744,090 (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 25.01% (2) (3) (4) (5)
14.	Type of Reporting Person (See Instructions) CO

(1) The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), CCH I, LLC (now known as Charter Communications, Inc., the “Issuer” or “Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty Broadband” or the “Reporting Person”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with A/N.

(2) Subject to certain restrictions contained in the Stockholders Agreement. See Item 6.

(3) As of August 6, 2020, includes 3,636,715 of the 5,358,401 shares of the Issuer’s Class A common stock owned by wholly-owned subsidiaries of GCI Liberty, Inc. (“GCI Liberty”), which are subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015, as amended, by and between the Reporting Person and Liberty Interactive Corporation (now known as Qurate Retail, Inc., “LIC”), which was assigned to and assumed by GCI Liberty pursuant to the Assignment and Assumption Agreement, dated March 9, 2018, by and among Liberty Broadband, LIC, LV Bridge, LLC and GCI Liberty (the “GCI Liberty Proxy/ROFR Agreement”), pursuant to which GCI Liberty granted an irrevocable proxy to the Reporting Person to vote all shares of the Issuer’s Class A common stock beneficially owned by GCI Liberty (such shares, as may be temporarily reduced in the event that the proxy would cause Liberty Broadband’s voting interest in the Issuer to exceed Liberty Broadband’s voting cap set forth in the Stockholders Agreement (see Item 6), the “GCI Liberty Proxy Shares”), subject to certain limitations, and a right of first refusal over transfers of any and all of the shares of the Issuer’s Class A common stock beneficially owned by GCI Liberty in certain circumstances.

(4) As of August 6, 2020, does not include any shares of Class A common stock (including on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted Liberty Broadband a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Class A common stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Class A common stock such number of votes equal to the number of shares of Class A common stock into which the Common Units (as defined below) and convertible preferred units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A common stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of the Issuer’s Class A common stock owned by the Reporting Person and shares it has the right to vote pursuant to the GCI Liberty Proxy/ROFR Agreement, result in Liberty Broadband having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. As of August 6, 2020, Liberty Broadband had voting power in the Issuer equal to 25.01% through its ownership of shares of Class A common stock and the GCI Liberty Proxy Shares. As a result, the number of Proxy Shares is zero and Liberty Broadband does not have the right to vote any shares of Class A common stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of August 6, 2020. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of GCI Liberty Proxy Shares, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), referred to herein and the number of shares of the Issuer’s Class A common stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to Liberty Broadband a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last common units (the “Common Units” which are exchangeable into shares of the Issuer’s Class A common stock) of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of the Issuer’s Class A common stock (including shares of Class A common stock issued upon exchange of Common Units), proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016.

(5) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock deemed outstanding is 230,884,005, which amount includes (i) 204,899,176 shares of the Issuer’s Class A common stock reported as outstanding as of June 30, 2020 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the SEC on July 31, 2020 and (ii) 25,984,829 shares of the Issuer’s Class A common stock into which Common Units and preferred units of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to A/N’s Schedule 13D filed on February 5, 2020 and A/N’s Form 4 filed on July 8, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D/A relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (formerly known as CCH I, LLC) (the “Issuer” or “Charter”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016, Amendment No. 5 filed with the SEC on December 29, 2017 and Amendment No. 6 filed with the SEC on March 4, 2020 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 7 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 6, 2020, Liberty Broadband and certain of its subsidiaries entered into the Merger Agreement (as defined below) with GCI Liberty, Inc. (“GCI Liberty”) that provides for, among other things, a proposed combination of GCI Liberty and Liberty Broadband as described in Item 6 below. As of such date, for purposes of the Stockholders Agreement, GCI Liberty’s shares of Common Stock will be included in Liberty Broadband’s equity cap. Effective upon the closing of the Combination (as defined below), Liberty Broadband will beneficially own the shares of Common Stock currently beneficially owned by GCI Liberty. Simultaneous with the entry into the Merger Agreement, Liberty Broadband entered into a termination agreement with GCI Liberty and LV Bridge, LLC with respect to the GCI Liberty Proxy/ROFR Agreement (as defined below), which is also described in Item 6 below.

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The Reporting Person is the beneficial owner of 57,744,090 shares of Common Stock. The 57,744,090 shares of Common Stock constitute 25.01% of the 230,884,005 shares of Common Stock deemed outstanding for purposes of this Amendment, which amount includes (i) 204,899,176 shares of Common Stock reported as outstanding as of June 30, 2020 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the SEC on July 31, 2020 and (ii) 25,984,829 shares of Common Stock into which the Class B common units (the “Common Units”) and convertible preferred units (the “Preferred Units”) of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to A/N’s Schedule 13D filed on February 5, 2020 and A/N’s Form 4 filed on July 8, 2020. Mr. John C. Malone beneficially owns 1,691 shares of Common Stock. Mr. Gregory B. Maffei beneficially owns 4,304 shares of Common Stock, of which 593 are unvested restricted shares. To the Reporting Person’s knowledge, Mr. Malone and Mr. Maffei each have sole voting and dispositive power over the shares of Common Stock beneficially owned by them. J. David Wargo beneficially owns 25,045 shares of Common Stock. To the Reporting Person’s knowledge, Mr. Wargo has shared dispositive power over the shares of Common Stock beneficially owned by him. Julie D. Frist beneficially owns 1,573 shares of Common Stock, which includes (i) 643 shares of Common Stock held by four trusts of which Ms. Frist is the trustee for the benefit of her immediate family members and (ii) 930 shares held by three trusts over which Ms. Frist may be deemed to have shared dispositive power. To the Reporting Person’s knowledge, Ms. Frist has sole voting and dispositive power over the shares of Common Stock described in clause (i) of the prior sentence and shared dispositive power over the shares of Common Stock described in clause (ii) of the prior sentence. Ms. Frist disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Amendment shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 of the Exchange Act or for any other purpose.

The Reporting Person has the sole power to vote or to direct the voting of 54,107,375 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Stockholders Agreement. The Reporting Person has the shared power to vote or to direct the voting of 3,636,715 shares of Common Stock and shared power to dispose or direct the disposition of such shares subject to the following qualifications:

(i) such 3,636,715 shares of Common Stock are owned by wholly-owned subsidiaries of GCI Liberty, and such shares are subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015 (the “LIC Proxy/ROFR Agreement”), by and between the Reporting Person and Liberty Interactive Corporation (now known as Qurate Retail, Inc. (“LIC”)), as amended by Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016 (the “Amendment Agreement”), which was assigned to and assumed by GCI Liberty pursuant to the Assignment and Assumption Agreement, dated March 9, 2018 (the “Assignment Agreement”), by and among Liberty Broadband, LIC, LV Bridge, LLC and GCI Liberty (the LIC Proxy/ROFR Agreement, the Amendment Agreement and the Assignment Agreement together, the “GCI Liberty Proxy/ROFR Agreement”), pursuant to which GCI Liberty granted an irrevocable proxy to the Reporting Person to vote all shares of Common Stock beneficially owned by GCI Liberty (such shares, as may be temporarily reduced in the event that the proxy would cause Liberty Broadband’s voting interest in the Issuer to exceed Liberty Broadband’s voting cap set forth in the Stockholders Agreement (see Item 6), the “GCI Liberty Proxy Shares”), subject to certain limitations, and a right of first refusal over transfers of any and all of the shares of Common Stock beneficially owned by GCI Liberty in certain circumstances;

(ii) As of August 6, 2020, does not include any shares of Common Stock (including shares of Common Stock issuable on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted the Reporting Person a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Common Stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Common Stock such number of votes equal to the number of shares of Common Stock into which the Common Units and convertible Preferred Units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Common Stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of Common Stock owned by the Reporting Person and shares it has the right to vote pursuant to the GCI Liberty Proxy/ROFR Agreement, result in Liberty Broadband having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. As of August 6, 2020, Liberty Broadband had voting power in the Issuer equal to 25.01% through its ownership of shares of Common Stock and the

GCI Liberty Proxy Shares. As a result, the number of Proxy Shares is zero and Liberty Broadband does not presently have the right to vote any shares of Common Stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of August 6, 2020. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of GCI Liberty Proxy Shares, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), referred to herein and the number of shares of Common Stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to the Reporting Person a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last Common Units of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of Common Stock issued upon exchange of Common Units, proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016. Sales of Common Stock or Common Units by A/N to the Issuer in connection with the A/N-Charter Letter Agreement will be subject to such right of first refusal by the Reporting Person.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Merger Agreement

On August 6, 2020, Liberty Broadband entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”).  The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into GCI Liberty (the “Merger”), with GCI Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of GCI Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.

Pursuant to the Merger Agreement, (i) each share of Series A common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series C Common Stock (the “Series A Consideration”), (ii) each share of Series B common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series B Common Stock” and, together with the GLIB Series A Common Stock, the “GLIB Common Stock”) issued and outstanding at the Effective Time (except for shares held by GCI Liberty as treasury stock, and for shares of GLIB Series B Common Stock to which the holder thereof properly demands, and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) will be converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series B Common Stock (the “Series B Consideration” and, together with the Series A Consideration, the “Common Consideration”) and (iii) each share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GCI Liberty (the “GLIB Preferred Stock”) issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive a share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, to be issued by Liberty Broadband (the “LBRD Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). The LBRD Preferred Stock will have substantially identical terms to the GLIB Preferred Stock, including a mandatory redemption date of March 8, 2039. At the closing of the Combination, (i) former holders of the GLIB Common Stock are expected to own in the aggregate shares of LBRD Series C Common Stock and LBRD Series B Common Stock representing approximately 30.6% of the total number of outstanding shares of Series A common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series A Common Stock”), LBRD Series B Common Stock and LBRD Series C Common Stock, (ii) former holders of the GLIB Preferred Stock will own in the aggregate all outstanding shares of LBRD Preferred Stock and (iii) former holders of GLIB Common Stock and GLIB Preferred Stock are expected to own, in the aggregate, approximately 16.7% of the voting power of Liberty Broadband.  The foregoing percentages are based on approximately 26.5 million shares of LBRD Series A Common Stock, approximately 2.5 million shares of LBRD Series B Common Stock and approximately 153.0 million shares of LBRD Series C Common Stock outstanding as of July 15, 2020 and approximately 101.3 million shares of GLIB Series A Common Stock and approximately 4.5 million shares of GLIB Series B Common Stock outstanding as of April 30, 2020 and approximately 7.2 million shares of GLIB Preferred Stock outstanding as of March 31, 2020.

The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon, voting together as a single class; (2) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon not owned by John C. Malone (“Mr. Malone”) and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (3) the approval of the stock issuances contemplated by the Merger Agreement and an Exchange Agreement, made and entered into on August 6, 2020, by and among Mr. Malone, a revocable trust of which Mr. Malone is the sole trustee and beneficiary and Liberty Broadband, by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Liberty Broadband capital stock represented in person or by proxy at the meeting and entitled to vote on the subject matter, voting together as a single class; (4) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Liberty Broadband entitled to vote thereon not owned by Mr. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (5) any required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Combination and other transactions contemplated by the Merger Agreement; (6) any required approvals of the United States Federal Communications Commission and the Regulatory Commission of Alaska in respect of the Combination and other transactions contemplated by the Merger Agreement; (7) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (8) the approval for listing of the shares of LBRD Series C Common Stock and LBRD Preferred Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended, of a registration statement on Form S-4 with respect to the Merger Consideration shares to be issued; and (9) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to GCI Liberty to the effect that the Combination will not impact the tax treatment of the 2018 split-off of GCI Liberty by LIC.  The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes, (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement and (z) the absence of a material adverse effect on such party.

From the execution of the Merger Agreement, for purposes of the Stockholders Agreement, GCI Liberty’s shares of Common Stock will be included in Liberty Broadband’s equity cap.  Effective upon the closing of the Combination, Liberty Broadband will beneficially own the shares of Common Stock currently beneficially owned by GCI Liberty.

The foregoing summary of the Merger Agreement is qualified by reference to the full text of the Merger Agreement, which document is incorporated herein by reference and attached as Exhibit 7(u) to this Amendment.

Termination of GCI Liberty Proxy/ROFR Agreement

Simultaneously with the entry into the Merger Agreement, Liberty Broadband, GCI Liberty and LV Bridge, LLC entered into a Termination Agreement with respect to the GCI Liberty Proxy/ROFR Agreement.  The parties agreed, among other things, to terminate the GCI Liberty Proxy/ROFR Agreement effective upon the closing of the Combination.

The foregoing summary of the Termination Agreement is qualified by reference to the full text of the Termination Agreement, which document is incorporated herein by reference and attached as Exhibit 7(v) to this Amendment.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(u)

Agreement and Plan of Merger, dated as of August 6, 2020, by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, and Grizzly Merger Sub 2, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on August 7, 2020 (File No. 001-36713)).

7(v)	Termination Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and LV Bridge, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 7, 2020	LIBERTY BROADBAND CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

EXHIBIT INDEX

7(a)

Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)	Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).
7(c)

Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)

Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)	Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).
7(g)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)

Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)

Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)

Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Annex C to CCH I, LLC’s Registration Statement on Form S-4 (File No. 333-205240), filed with the Securities and Exchange Commission on June 26, 2015).

7(l)

Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)	Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).
7(n)

Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband Corporation, Liberty Interactive Corporation and LV Bridge, LLC (previously filed as Exhibit 7(n) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(o)

Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and for limited purposes Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 20, 2016).

7(p)

Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership, CCH I, LLC and Charter Communications, Inc. (previously filed as Exhibit 7(p) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(q)

Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and Charter Communications, Inc. (incorporated by reference to Exhibit 10.3 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on May 20, 2016).

7(r)

Waiver Letter, dated as of December 23, 2016, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 99.2 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on December 28, 2016).

7(s)

Waiver and Consent Letter, dated as of December 21, 2017, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 7(p) to Advance/Newhouse Partnership’s Amendment No. 2 to Schedule 13D in respect of common stock of Charter Communications, Inc. (File No. 005-57191), filed with the Securities and Exchange Commission on December 22, 2017).

7(t)

Assignment and Assumption Agreement, by and among Liberty Broadband Corporation, Liberty Interactive Corporation (now known as Qurate Retail, Inc.), LV Bridge, LLC, and GCI Liberty, Inc., dated as of March 9, 2018 (previously filed as Exhibit 7(t) to the Schedule 13D of the Reporting Person, filed on March 4, 2020).

7(u)

Agreement and Plan of Merger, dated as of August 6, 2020, by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, and Grizzly Merger Sub 2, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on August 7, 2020 (File No. 001-36713)).

7(v)	Termination Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and LV Bridge, LLC.